EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 3, 2011	April 4, 2010
Earnings:

Income before income taxes	$252,072	$229,585

Add (deduct):

Interest on indebtedness	25,267	23,964
Portion of rents representative of the interest factor (a)	1,806	1,742
Amortization of debt expense	304	253
Amortization of capitalized interest	469	298
Adjustment to exclude impact of noncontrolling interests in subsidiaries and income or loss from equity investees	(1,933)	(3,335)

Earnings as adjusted	$277,985	$252,507

Fixed Charges:

Interest on indebtedness	$25,267	$23,964
Portion of rents representative of the interest factor (a)	1,806	1,742
Amortization of debt expense	304	253
Capitalized interest	1,279	512

Total fixed charges	$28,656	$26,471

Ratio of earnings to fixed charges	9.70	9.54

NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.